

Mail Stop 3720

January 8, 2016

Miroslaw Gorny
President, Chief Executive Officer, Secretary, and Treasurer
Maxima Group, Inc.
221 West Crest Street, Suite 100
Escondido, California 92025

> **Re: Maxima Group, Inc.**
> **Current Report on Form 8-K**
> **Filed October 22, 2015**
> **File No. 333-193500**

Dear Mr. Gorny:

We issued a comment to you on the above-captioned filing on November 6, 2015. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 25, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 if you have any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications